Toolbox LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Refund	236.19
Sales	324,919.28
Total Income	**$325,155.47**
Cost of Goods Sold	
Subcontractors - COS	75,029.47
Supplies & Materials - COGS	36,471.84
Total Cost of Goods Sold	**$111,501.31**
GROSS PROFIT	**$213,654.16**
Expenses	
Accounting Fee	610.80
Advertising	4,736.93
Auto Mobile	0.00
Auto Lease	8,068.59
Fuel	293.87
Total Auto Mobile	**8,362.46**
Bank Charges	403.51
Dues & Subscriptions	510.96
Equipment Lease	4,314.34
EVENTS	54,372.82
Insurance	0.00
Health Insurance	200.00
Liability Insurance	1,135.90
Total Insurance	**1,335.90**
Meals-Business	2,420.65
Merchant Fees	10,318.88
Office Expenses	229.76
Computer Software and Equipment	6,035.64
Office Supplies	786.29
Total Office Expenses	**7,051.69**
PILATES ISTRUC	325.00
Rent or Lease	84,916.68
Repair & Maintenance	1,361.60
Shipping and delivery expense	52.72
Travel	0.00
Air Fair	1,988.76
Total Travel	**1,988.76**

Toolbox LLC

Profit and Loss

January - December 2021

	TOTAL
Utilities	11.90
Alarm & Security	400.00
Electric	1,500.00
Gas Services	2,688.25
Internet & Cable	2,733.01
Telephone	8,718.30
Total Utilities	**16,051.46**
Total Expenses	**$199,135.16**
NET OPERATING INCOME	**$14,519.00**
Other Income	
Interest Earned	2.73
Total Other Income	**$2.73**
Other Expenses	
Ask My Accountant	17,800.00
Depreciation Expense	8,000.00
Total Other Expenses	**$25,800.00**
NET OTHER INCOME	**$ -25,797.27**
NET INCOME	**$ -11,278.27**

Toolbox LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking	161.29
Checking-National Capital Bank of Washington	923.65
National Capital 1003	15,546.66
Savings-National Capital Bank of Washington	3,099.06
Total Bank Accounts	**$19,730.66**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	494.68
Zeleno Loan-Intercompany	80,000.00
Total Other Current Assets	**$80,494.68**
Total Current Assets	**$100,225.34**
Fixed Assets	
Accumulated Depreciation	-29,650.00
CoreAlign Ladder	8,000.00
Pilates Mats	1,000.00
Pilates Reformers	60,000.00
Total Fixed Assets	**$39,350.00**
TOTAL ASSETS	**$139,575.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex 3009	28,150.28
Bank of America CC	0.00
Business Platinum Card-93009	13,962.09
Personal CC	15,919.36
Total Credit Cards	**$58,031.73**
Other Current Liabilities	
Fundation Loan	74,243.46
Light Stream Loan	0.00
Total Other Current Liabilities	**$74,243.46**
Total Current Liabilities	**$132,275.19**
Total Liabilities	**$132,275.19**
Equity	
Opening Balance Equity	-352,221.98
Owners Pay and Personal Expenses	-209,354.02
Retained Earnings	580,154.42
Net Income	-11,278.27
Total Equity	**$7,300.15**
TOTAL LIABILITIES AND EQUITY	**$139,575.34**

Toolbox LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,278.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Depreciation	8,000.00
Business Platinum Card-93009	-500.00
Fundation Loan	-4,596.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,903.64**
Net cash provided by operating activities	**$ -8,374.63**
FINANCING ACTIVITIES	
Owners Pay and Personal Expenses	-1,052.28
Net cash provided by financing activities	**$ -1,052.28**
NET CASH INCREASE FOR PERIOD	**$ -9,426.91**
Cash at beginning of period	29,157.57
CASH AT END OF PERIOD	**$19,730.66**